
22003098

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SEC FILE NUMBER
8-68679

-- REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Augeo Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10801 National Blvd. Suite 245
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lars Ekstrom (Name) (310) 500-8861 (Area Code – Telephone Number) lars@augeoadvisors.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404 (Address) Tarzana (City) California (State) 91356 (Zip Code)

09/15/2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Ekstrom, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Augeo Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


A. RAMOS
Notary Public - California
Los Angeles County
Commission # 2385945
My Comm. Expires Dec 9, 2025

Signature:

Title: Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3 3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

On January 11, 2022 before me, A. Ramos Notary Public,

Date (here insert name and title of the officer)

personally appeared Lars Ekstrom

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


A. RAMOS
Notary Public - California
Los Angeles County
Commission # 2385945
My Comm. Expires Dec 9, 2025

Signature _______________ (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: _______________ Number of Pages: _______

Document Date: _______________ Other: _______________

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404. Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Members of Augeo Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Augeo Advisors, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Augeo Advisors, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Augeo Advisors, LLC's management. My responsibility is to express an opinion on Augeo Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Augeo Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.



Brian W. Anson, CPA

I have served as Augeo Advisors, LLC's auditor since 2011.

Tarzana, California
January 13, 2022

AUGEO ADVISORS, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	190,787
Furniture and equipment, net of accumulated depreciation of $1,908		3,816
Other assets		2,555
Total assets	$	197,158

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,750
Total liabilities		5,750

MEMBER'S EQUITY

Member's equity		191,408
Total member's equity		191,408
Total liabilities and member's equity	$	197,158

AUGEO ADVISORS, LLC
Notes to Financial Statements
For the year ended December 31, 2021

Note 1: SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURES

General

Augeo Advisors, LLC, (the "Company"), was formed in June, 2010 in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities and does not provide any services other than M&A advisory and private placement services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ASC 606 REVENUE RECOGNITION

A. Significant accounting policy
Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, and that are collected by the Company from a customer, are excluded from revenue. No such taxes and regulatory fees were collected by the Company from customers for the year ended December 31, 2021.

B. Nature of services
One hundred percent (100%) of the Company's revenue for the year ended December 31, 2021 came from providing M&A advisory services to third-party clients. The following statement is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Note 1: SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method. Tangible assets with a cost of more than $1,000 and an estimated useful life of at least one year are capitalized.

The Company, with the consent of its Member, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

One hundred percent (100%) of the Company's revenue for the year ended December 31, 2021 came from one client.

Management has reviewed the results of operations from December 31, 2021 through January 13, 2022, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2018, 2019 and 2020.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad Levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no Levels to measure at December 31, 2021.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost by major classifications as follows:

Computer equipment	$ 5,724
Less accumulated depreciation	(1,908)
Furniture and equipment, net	$ 3,816

For the year ended December 31, 2021, depreciation expense totaled $1,145.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. For the year ended December 31, 2021, the Company was subject only to the minimum limited liability company income tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

Since December 1, 2020, the Company has rented office space on a month-to-month basis with no minimum future rental commitments and no advance notice required to terminate. Office rent expense for the year ended December 31, 2021 totaled $3,600.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had net capital of $170,037, which was $165,037 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $5,750 to net capital was 0.03-to-1, which is less than the 15-to-1 maximum ratio allowed for a broker dealer.

Public Copy

AUGEO ADVISORS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2021

Washington, DC
JAN 24 2022
SEC Mail Processing